August 21, 2007

Mail Stop 7010

James T. Hackett
Chairman, President and Chief Executive Officer
Anadarko Petroleum Corporation
P.0. Box 1330
Houston, Texas 77521-1330

   Re: **Anadarko Petroleum Corporation**
      Definitive Proxy Statement on Schedule 14A
      Filed March 27, 2007
      File No. 001-08968

Dear Mr. Hackett:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 8
Director Compensation Table for the Last Fiscal Year, page 10

1.   You state that Messrs. Butler and Gordon received payment of their director fees
        in stock. Explain in the narrative the reason for granting this type of election in
        payment method and how the stock so paid, was valued (i.e. the price of the stock
        on the grant date, the grant date and any assumptions made with respect to
        valuation). Additionally, please disclose whether this type of election is available
        to all directors.

Compensation Committee, page 14

Roles of Executives in Compensation, page 15

2.   You disclose that your executive officers "play a meaningful role" in
        compensation design and decision making. Please disclose in greater detail the
        respective role of each of the referenced individuals in determining or
        recommending the amount or form of executive or director compensation paid
        during the fiscal year. See Item 407(e)(3)(ii) of Regulation S-K.

Role of Compensation Consultants, page 15

3.   You disclose that additional consultants are engaged from time to time and
        outside legal advisors serve as consultants to assist the compensation committee
        in the execution of its duties. Please identify any such additional consultants
        during the fiscal year and the specific projects, if any, that they executed. See
        Item 407(e)(3) of Regulation S-K.

4.   Given the material impact to your compensation program and objectives caused
        by the acquisitions made in fiscal 2006, address in greater detail, the nature and
        scope of the engagement of Hewitt Associates LLC and the material elements of
        the instructions or directions given to the consultants with respect to the
        performance of their duties under the engagement. See Item 407(e)(3)(iii) of
        Regulation S-K.

5.   You refer to the use of tally sheets. Identify the general components of the tally
        sheets and explain the weight assigned to the review of the tally sheets in the
        overall decision making process.

Compensation Discussion and Analysis, page 22

6.   Please ensure that consideration is given to the _analysis_ called for by Item
        402(b)(2) of Regulation S-K. Throughout this section, we note disclosure that
        needs to be clarified or further supplemented. Specifically address the manner in
        which the compensation program objectives have changed or will change in light
        of the acquisitions made in fiscal 2006. Moreover, specify for each named
        executive officer, the experience level, role and contribution that were considered

in the award of compensation during the last fiscal year. For example, on page 23 you refer in your benchmarking discussion to other factors considered by the compensation committee in making compensation decisions, yet you do not provide specific examples, by reference to the named executives' compensation awards, of how such factors were considered in practice. Provide further discussion of these factors and the role of each factor in determining compensation awarded to a named executive officer.

7.   Please clarify the specific group used to benchmark each elements of your compensation program. For example, you benchmark against the industry peer group with respect to base salary amounts, yet in your description of other components of compensation, your disclosure generally states that "competitive market data" was reviewed. Please identify the group against which you are benchmarking and explain why you choose to benchmark against one group of companies and not others with respect to the various elements of compensation.

Elements of Compensation, page 25

Base Salary, page 25

8.   You indicate that base salaries are "generally targeted" between the 50th and 75th percentiles of the comparative market data of the comparator group. You also disclose that for all other named executive officers other than Mr. Hackett, base salaries actually awarded in fiscal 2006 were at or below the median of the comparator group. Your disclosure should address the reasons for the deviation from targeted percentiles. In addition to disclosing actual compensation awarded relative to a targeted percentile, please identify the named executive officers whose actual compensation falls outside of the targeted percentile range and state the reasons for any deviations. See Item 402(b)(2)(xiv) of Regulation S-K.

9.   We direct you to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, explain why the total compensation awarded and type of awards made to Mr. Hackett differs significantly from that awarded to the other named executive officers. Also disclose why the payments to Mr. Hackett upon a termination event were structured to be significantly higher than the other named executives.

Bonuses, page 26

10.   Your discussion under this heading is dense and difficult to follow. You disclose the assigned weighting of metrics and provide disclosure of percentage of targets that must be met, yet you do not disclose actual quantitative and qualitative targets, thereby hindering an understanding of how bonuses are computed and awarded. Disclose the specific internal operational, financial and safety measures

and minimum performance level that were established for purposes of determining at what level bonus amounts would begin to accrue. Disclose all targets that needed to be met in order for an award to be made. For example, explain in a simple and concise manner, the "formulaic calculation" that yielded the 137% performance rating and the relevance of said rating on the awards made on an individual basis to the executives. Address also the impact, if any, on such rating that was caused by the Kerr McGee and Western Gas acquisitions.

11.   To the extent you believe that disclosure of qualitative and quantitative targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. To the extent that you have an appropriate basis for omitting the specific targets, discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

12.   You indicate on page 26 that the compensation committee establishes the performance metrics at the beginning of each year. The Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure, including the disclosure of the current year's metrics and target levels. See Section II.B.1 of Commission Release 33-8732A. As noted in the prior comment, to the extent you believe that disclosure of qualitative and quantitative targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. To the extent that you have an appropriate basis for omitting the specific targets, discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

13.   Explain the criteria used to determine whether an executive officer will receive an additional "special bonus." For example, identify how objective criteria, if any, were applied in determining the special bonus amount awarded to Mr. Hackett during fiscal 2006. To the extent that no objective criteria exist and the bonus is completely at the discretion of the compensation committee, clearly state this fact and any factors considered in the award of the special bonus and why such bonus was paid.

Equity Compensation, page 28

14.   Although you indicate that one-third of the value of the long-term incentive target value is allocated amongst the three incentive vehicles, elaborate further on how the total targeted value is established.   For example, specify for each named executive officer how their position and ability to influence results and create

shareholder value were considered in setting the total targeted value for each officer. Additionally, indicate whether the compensation committee may exercise its discretion in adjusting the total value awarded to a named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

15.   You disclose that "repricing of options to a lower strike price is prohibited, unless approved by shareholders." Identify whether any such repricings were approved by shareholders in recent years. Similarly, as noted in Item 401(b)(1)(vi) of Regulation S-K, please explain why the company chooses to retain this repricing option and how it fits into the company's overall compensation objectives.

Perquisites, page 32

16.   Please clarify the "certain circumstances" in which "certain" officers may receive additional perquisites.

Potential Payments Upon Change of Control, page 36

17.   We direct you to Item 402(j)(1) of Regulation S-K. Please disclose the definitions of key terms noted in this section, such as "cause" and "good reason." In addition, the discussion regarding post-termination benefits should be presented in a more concise and clear manner pursuant to Item 402(j) of Regulation S-K.

18.   Please explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Transactions with Management and Others, page 54

19.   Please provide the disclosure required by Item 404(b) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor